

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2023

Danny Sheng Wu Yeung
Chief Executive Officer
Prenetics Global Ltd
Unit 701-706, K11 Atelier King's Road
728 King's Road, Quarry Bay
Hong Kong

> **Re: Prenetics Global Ltd**
> **Annual Report on Form 20-F for Fiscal Year Ended December 31, 2022**
> **Response dated July 14, 2023**
> **Response dated July 28, 2023**
> **File No. 001-41401**

Dear Danny Sheng Wu Yeung:

We have reviewed your July 14, 2023, and July 28, 2023, responses to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 14, 2023, letter.

Annual Report on Form 20-F filed on May 1, 2023

Item 3. Key Information, page 6

1.     We note your response to prior comment 2. We reissue in part. Please also include this disclosure earlier on in the Item 3. Key Information, before section B.

General

2.     We note your response to prior comment 11 and the disclosure added to the Part I. Item 3. D. Risk Factors, which includes a risk factor as well as a summary risk factor. We reissue in part. Please include a separate Enforceability of Civil Liabilities section in Item 3. Key Information, before section B, regarding the ability to impose liability on the company and

        your officers and directors located in Hong Kong and outside of the United States consistent with your risk factor disclosure.

        You may contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters.  Please contact Nicholas O'Leary at 202-551-4451 or Margaret Schwartz at 202-551-7153 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Industrial Applications and Services

cc:     Jonathan Stone, Esq.